# SEC Schedule 13G/A (Amendment No. 6) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: RING ENERGY, INC., CIK 0001384195
CUSIP: 76680V108
Title of class of securities: Common Stock, par value $0.001
Address of issuer's principal executive offices: 1725 HUGHES LANDING BLVD., SUITE 900, The Woodlands, Texas (TX), 77380
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001640334-20-002134
Filed by CIK 0001690137

## Reporting persons
- William R. Kruse: type of reporting person: individual (IN); citizenship or place of organization: Texas (TX); sole voting power 1,006,200; shared voting power 13,444,989; sole dispositive power 1,006,200; shared dispositive power 13,444,989; aggregate amount beneficially owned 14,451,189 (7.3% of the class)
  Comment: William R. Kruse owns 1,006,200 shares of stock in his individual accounts over which he has sole voting and dispositive power. William R. Kruse and Deborah L. Kruse own 13,444,989 shares in accounts as joint tenants with right of survivorship. Based on 198,177,046 shares issued and outstanding as reported on the Issuer's most recent 10-Q filed on September 30, 2024.
- Deborah L. Kruse: type of reporting person: individual (IN); citizenship or place of organization: Texas (TX); sole voting power 0; shared voting power 13,444,989; sole dispositive power 0; shared dispositive power 13,444,989; aggregate amount beneficially owned 13,444,989 (6.8% of the class)
  Comment: William R. Kruse owns 1,006,200 shares of stock in his individual accounts over which he has sole voting and dispositive power. William R. Kruse and Deborah L. Kruse own 13,444,989 shares in accounts as joint tenants with right of survivorship. Based on 198,177,046 shares issued and outstanding as reported on the Issuer's most recent 10-Q filed on September 30, 2024.

## Item 1. Issuer
Name of issuer: RING ENERGY, INC.
Address of issuer's principal executive offices: 1725 Hughes Landing Blvd, Suite 900, The Woodlands, TX 77380

## Item 2. Person Filing
Name of person filing: William R. Kruse and Deborah L. Kruse
Address of principal business office or, if none, residence: 1340 S. Main Street, Suite 300, Grapevine, TX 76051
Citizenship: TX

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
William R. Kruse 14,451,189
Deborah L. Kruse 13,444,989
Percent of class:
William R. Kruse 7.3%
Deborah L. Kruse 6.8%
Sole power to vote or to direct the vote:
William R. Kruse 1006200
Deborah L. Kruse 0
Shared power to vote or to direct the vote:
William R. Kruse 13,444,989
Deborah L. Kruse 13,444,989
Sole power to dispose or to direct the disposition:
William R. Kruse 1,006,200
Deborah L. Kruse 0
Shared power to dispose or to direct the disposition:
William R. Kruse 13,444,989
Deborah L. Kruse 13,444,989

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- William R. Kruse: /s/ William R. Kruse, Individual (02/11/2025)
- Deborah L. Kruse: /s/ Deborah L. Kruse, Individual (02/11/2025)